St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

03 JAN -7 AM 8:41

03003207

December 13, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #129 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/22

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

NEWS RELEASE

" St. Jude Appoints Senior Technical Consultant "

Vancouver, December 12, 2002, St. Jude Resources Ltd. (SJD-TSX Venture) is pleased to announce the appointment of Mr. W. Ken Midan, P. Eng., to our advisory board. Mr. Midan will act as the Senior Technical Consultant to the company and will be responsible for evaluating the feasibility of the company's Hwini-Butre and South Benso concessions, located in Ghana, West Africa. Mr. Midan is a senior mining engineer, with over 30 years domestic and international experience in both open pit and underground mine engineering, operations and project development. Mr. Midan worked with the engineering firm of Fluor Daniel Wright Ltd. for a number of years where he was the Manager of the Vancouver Mining Engineering Group. His department responsibilities ranged from preliminary evaluations to complete feasibility studies and mine designs for large open pit and underground mines, world wide. Most recently, Mr. Midan was the Manager of Projects & Technical Services for the Saudi Arabian Mining Co., where he was responsible from the evaluation stage through development and production of mineral projects in the Kingdom of Saudi Arabia. He was the Project Director responsible for the feasibility, detail, design and construction of the Al Hajar open pit gold project. This project was successfully commissioned and completed under budget and on schedule. Mr. Midan is a welcome addition to St. Jude's management team.

The company also announces that it has issued incentive stock options, subject to all regulatory approvals, to Mr. W. Ken Midan, the particulars of which are:

Type of Option	Date of Grant	Number of Shares	Exercise Price	Option Expiry Date	Hold Period Expiry Date
Consultant	December 12, 2002	75,000	$0.80	December 12, 2004	April 12, 2003

St. Jude is currently in the process of carrying out a drill program which will continue into 2003, where drilling will take place at the company's South Benso project (resource pending) as well as at the Hwini-Butre project, where a significant high grade resource has already been independently established.

The company is committed to the development of our advanced gold projects and to the acquisition and exploration of other high quality gold properties in West Africa. For more information on St. Jude and its projects, interested parties are invited to visit the company's website at www.stjudegold.com.

ST. JUDE RESOURCES LTD.
PER:
MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1-604-940-6565
Fax: +1-604-940-6566

 2002-12-12/129